

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

January 24, 2017

Brad S. Elliott
Chairman and Chief Executive Officer
Equity Bancshares, Inc.
7701 East Kellogg Drive, Suite 300
Wichita, KS 67207

Re: Equity Bancshares, Inc.
Registration Statement on Form S-3
Filed January 17, 2017
File No.333-215583

Dear Mr. Elliott:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kate Donovan, Staff Attorney, at (202) 551-8636 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Mike Keeley
Norton Rose Fulbright US LLP